Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 30, 2012, except for the retrospective adoption of the new accounting standard relating to the reporting and display of comprehensive income as described in note 3, as to which the date is May 18, 2012, with respect to the financial statements of Reval Holdings, Inc. and Subsidiaries contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

New York, New York

May 18, 2012